Exhibit 99.3

ATTENDANCE CARD ABCAM PLC – COURT MEETING Monday 6 November 2023 at 2.00 p.m. (U.K. Time) abcam Notice of availability Please note that, depending on your election, a hard copy of the Scheme Circular containing the Notice of Court Meeting may not be enclosed. This document is, however, available on the Company’s website at https://corporate.abcam.com/investors/danaher-abcam Appointing a Proxy You can vote by: (i) submitting your proxy appointment electronically by logging on to www.sharevote.co.uk and following the instructions there; or (ii) by completing and returning the Form of Proxy in accordance with the instructions printed overleaf, in either case so as to be received by the Company’s registrars, Equiniti, no later than 2.00 p.m. (U.K. Time) on 2 November 2023 or, in the case of an adjournment of the Court Meeting, 48 hours (excluding any part of a day that is a non-working day in the United Kingdom) before the time appointed for the adjourned meeting. By an order dated 4 October 2023 made in the matter of Abcam plc (the “Company”), the Court has granted permission for a meeting of the Scheme Shareholders (as defined in the shareholder circular of the Company dated 5 October 2023 (the “Scheme Circular”)) to be convened for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement pursuant to Part 26 of the Companies Act 2006 (as amended) (the “Scheme”) between the Company and the Scheme Shareholders and that such court meeting shall be held at the offices of Latham & Watkins (London) LLP, at 99 Bishopsgate, London EC2M 3XF, United Kingdom on 6 November 2023 at 2.00 p.m. (U.K. Time) (the “Court Meeting”) at which place and time all Scheme Shareholders are requested to attend either in person or by proxy. If you wish to attend this Court Meeting, please sign this card and on arrival hand it to the Company’s registrars. This will facilitate entry to the Court Meeting. Signature of person attending Shareholder Reference Number FORM OF PROXY ABCAM PLC – COURT MEETING Voting ID Task ID Shareholder Reference Number I/We, being a Scheme Shareholder entitled to attend, speak and vote at the Court Meeting, hereby appoint the Chairman of the Court Meeting OR the following person (see Notes 1 and 3 overleaf) Name of proxy Number of Scheme Shares as my/our proxy to attend, speak and vote for me/us on my/our behalf in respect of the above number of Scheme Shares (as defined in the Scheme Circular) at the Court Meeting to be held at the offices of Latham & Watkins (London) LLP, at 99 Bishopsgate, London EC2M 3XF, United Kingdom and any adjournment thereof, and to vote for me/us and in my/our name for the Scheme or against the Scheme (with or without any changes, as my/our proxy may approve) as indicated below. [ ] Please tick here if you are appointing more than one proxy and see Note 4 overleaf IMPORTANT: If you wish to vote for the Scheme, sign your name in the box marked “FOR the Scheme”. If you wish to vote against the Scheme, sign your name in the box marked “AGAINST the Scheme”. Only insert your signature once. If you sign both boxes or do not sign in either box, then this Form of Proxy will be invalid. The signature below must be that of the Scheme Shareholder or duly authorised attorney. Corporate Scheme Shareholders should refer to Note 7 overleaf. Joint Scheme Shareholders should refer to Note 5 overleaf. FOR the Scheme Signature Date AGAINST the Scheme Signature Date In addition to completing and returning this BLUE Form of Proxy for the Court Meeting, please also complete and return the YELLOW Form of Proxy enclosed for the General Meeting. Please read the guidance notes overleaf before completing this Form of Proxy. It is important that, for the Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of the opinion of Scheme Shareholders. Therefore, whether or not you plan to attend the Court Meeting and General Meeting, you are urged to complete and return both the BLUE and YELLOW Forms of Proxy, or submit your proxy appointment electronically by logging on to www.sharevote.co.uk and following the instructions there, as soon as possible.

Notes FORM OF PROXY 1. As a Scheme Shareholder you are entitled to appoint one or more proxies to exercise all or any of your rights to attend, speak and vote on your behalf at the Court Meeting. You can only appoint a proxy using the procedures set out in these notes. If the proxy is being appointed in relation to part of your holding only, please enter in the box next to the proxy’s name (headed “Number of Scheme Shares”) the number of Scheme Shares in relation to which they are authorised to act as your proxy. If this box is left blank they will be authorised in respect of your full voting entitlement. This form of proxy confers authority to demand or join in demanding a poll. 2. Appointment of a proxy does not preclude you from attending the Court Meeting and voting in person. If you have appointed a proxy and attend the Court Meeting, in person and vote, your proxy appointment will automatically be terminated. APPOINTMENT 3. A proxy needs not be a registered shareholder of the Company but they must attend the Court Meeting to represent you. If you wish to appoint a proxy other than the Chairman of the Court Meeting, insert their full name in the box (headed “Name of proxy”). If you leave this space blank, the Chairman of the Court Meeting will be appointed your proxy. Where you appoint as your proxy someone other than the Chairman, you are responsible for ensuring that they attend the Court Meeting and are aware of your voting intentions. If you wish your proxy to make any comments on your behalf, you will need to appoint someone other than the Chairman and give them the relevant instructions directly. 4. If you are appointing more than one proxy, please indicate in the box next to the proxy holder’s name the number of Scheme Shares in relation to which they are authorised to act as your proxy (which, in aggregate, should not exceed the number of Scheme Shares held by you) and indicate by ticking the relevant box that the proxy appointment is one of multiple appointments being made. You may not appoint more than one proxy to exercise rights attached to any one Scheme Share. If you require additional proxy forms, please contact the Company’s registrars, Equiniti, on +44 (0) 317 384 2050 (if calling from outside the U.K. international rates apply) or by submitting a request in writing to Equiniti at Freepost RTHJ-CLLL-KBKU, Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 8LU, United Kingdom. The helpline is open between 8.30 a.m. and 5.30 p.m. (U.K. Time), Monday to Friday excluding public holidays in England and Wales. 5. In the case of joint holders of an Scheme Share, the vote of the joint holder whose name stands first in the register of members of the Company in respect of the joint holding shall be accepted to the exclusion of the votes of the other joint holder(s). RETURNING YOUR FORM OF PROXY 6. To appoint a proxy using this form, the form must be: completed and signed; sent via post to Freepost RTHJ-CLLL-KBKU, Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 8LU, United Kingdom or, during normal business hours, delivered by hand to such address; received by Equiniti no later than 2.00 p.m. on 2 November 2023, or if this Form of Proxy for the Court Meeting is not returned by the specified time, it may be handed to representatives of Equiniti or the Chairman of the Court Meeting or emailed to ProxyVotes@equiniti.com, in either case before the start of the Court Meeting and it will still be valid. If you are posting your proxy form from within the United Kingdom, no postage is required and you are encouraged to post early and please allow at least three working days for delivery. If the form is posted from outside of the United Kingdom, please return it in an envelope with postage paid and allow extra time for posting. 7. In the case of a Scheme Shareholder which is a company, this proxy form must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company. Any power of attorney or any other authority under which this proxy form is signed (or a duly certified copy of such power or authority) must be included with the proxy form. GENERAL 8. If you submit more than one valid proxy appointment in respect of the same Scheme Share, the one which is last sent shall be treated as replacing and revoking the other or others. For details of how to change your proxy instructions or revoke your proxy appointment, see the notes to the Notice of Court Meeting. 9. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, entitlement to attend, speak and vote at the Court Meeting and the number of votes which may be cast thereat will be determined by reference to the register of members of the Company at 6.30 p.m. on 2 November 2023 or, if the Court Meeting is adjourned, 6.30 p.m. (U.K. Time) on the date which is two days (excluding non-working days in the United Kingdom) before the date fixed for the adjourned meeting. Changes to the register of members after the relevant time shall be disregarded in determining the rights of any person to attend, speak and vote at the Court Meeting. 10. To appoint one or more proxies or to give an instruction to a proxy (whether previously appointed or otherwise) via the CREST system, CREST messages must be received by the issuer’s agent (CREST participant ID number RA19) not later than 2.00 p.m. (U.K. Time) on 2 November 2023 (or if the Court Meeting is adjourned, 48 hours (excluding any part of a day that is a non-working day in the United Kingdom) before the time fixed for the adjourned Court Meeting). For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which the Company’s registrars, Equiniti, is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. The Company may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001. 11. You may not use any electronic address provided in this proxy form to communicate with the Company for any purposes other than those expressly stated. 12. Any alterations made to this form should be initialed. 13. Terms defined in the Scheme Circular issued by the Company on 5 October 2023 shall have the same meanings when used in this proxy form, unless the context otherwise requires. 1 Freepost RTHJ-CLLL-KBKU Equiniti Aspect House Spencer Road LANCING BN99 8LU